[Letterhead – POZEN Inc.]

September 7, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 0610

Attention: Jeffrey Riedler, Assistant Director

Re:	POZEN Inc.

Form 10-K for the year ended 12/31/2009

Definitive Proxy Statement on Schedule 14A

File No. 000-31719

Dear Mr. Riedler:

This letter is submitted on behalf of POZEN Inc. (“POZEN” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated August 24, 2010 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Definitive Proxy Statement on Schedule 14A

Nomination and Election of Directors, page 6

1.	Please disclose whether your Board of Directors considers diversity in identifying nominees for director as required by Item 407(c)(2)(vi) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and proposes to include the following language in the “Nomination and Election of Directors” section of its next Definitive Proxy Statement on Schedule 14A, which disclosure is currently contained under the titles “Nominating/Corporate Governance Committee” (page 11) and “Evaluation and Identification of Director Nominees” (page 12) in the Definitive Proxy Statement on Schedule 14A.

“Our Nominating/Corporate Governance Committee does not have a specific policy with regard to the consideration of diversity in identifying director nominees. However, our Nominating/Corporate Governance Committee values diversity on our Board and considers the diversity of the professional experience, education and skills, as well as diversity of origin, in identifying director nominees.”

Base Salary. page 22

2.	Please identify the annual survey of life science companies to which you subscribe for the purpose of setting the base salaries of your executive officers.

Response: The Company acknowledges the Staff’s comment. The survey used by the Company’s Compensation Committee for the purpose of setting base salaries for executive officers is the Radford Global Life Sciences Survey, which includes data from 525 participating companies. Radford Surveys & Consulting, a subsidiary of Aon Consulting, is a leading provider of compensation market intelligence to the technology and life sciences industries. The Company proposes to specifically identify the Radford Global Life Sciences Survey or any other study or survey used by the Compensation Committee in setting base salaries for executives in the “Elements of Compensation – Base Salary” section of its next Definitive Proxy Statement on Schedule 14A.

Annual Cash Incentives, page 23

3.	We note your disclosure that the Compensation Committee awards cash bonuses based on a review of corporate and individual performance objectives. Although you have provided a discussion of Dr. Plachetka’s individual performance for 2009, it does not appear that you have also provided a discussion of the individual performance objectives that were established for him at the beginning of the performance period. As such, please disclose;

a.	The individual performance objectives applicable to Dr. Plachetka that were used to determine his annual bonus and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.

b.	The threshold, target, and maximum levels of achievement of each performance measure, if applicable.

c.	The level of achievement of these individual performance objectives.

d.	How this level of achievement translated into the amount of bonus to be awarded.

Please also provide this level of detail with respect to each of your other named executive officers. We note the discussion for each of Messrs. Hodges, Dr. Orelmans, Ms. Thomas and Ms. Cermak is somewhat vague as to the description of objectives. For example, phrases like “certain financial objectives” and “specified progress” are not sufficiently specific.

Response: The Company acknowledges the Staff’s comment. The Company is a pharmaceutical company focused on the development of innovative early-stage products to meet unmet medical needs. Because a large portion of the Company’s business operations center around early stage research and development, there are no meaningful empirical measures for these goals and objectives. Additionally, disclosure of specific performance goals of the

Company and its executive officers would forecast the Company’s confidential short- and long-term strategic business plans and business strategies and cause an undue competitive harm to the Company. Therefore the Company, in accordance with C&DI 118.04, will disclose general goals and objectives for itself and its executive officers and provide a discussion on the ability and likelihood of achieving such goals and objectives.

Dr. Plachetka

As Chief Executive Officer, President and Chief Scientific Officer of the Company, the Board of Directors believes that it is appropriate for Dr. Plachetka’s individual goals to mirror the overall corporate goals of the Company. Therefore, Dr. Plachetka’s individual goals and the Company goals are identical. For 2009, the Company’s corporate goals and objectives, as summarized on page 23 of the Company’s Definitive Proxy Statement on Schedule 14A, were:

•	Advance VIMOVO development activities in accordance with the AstraZeneca agreement, including completion of all registration trials and submission of the NDA for VIMOVO.

•	Advance the Company’s development plan for its PA Program and other exploratory programs.

•	Maintain the Company’s cash position in excess of $45 million of cash and investments at 12/31/09.

•	Complete the Company’s evaluation of a new commercialization strategy.

The Company believes that including more specific information in its disclosure with respect to the Company’s, Dr. Plachetka’s and other executive officer’s development-related goals would disclose competitively sensitive information which is not required for the Company’s shareholders in order to understand compensation decisions described in the Proxy Statement. The Company proposes to expand its disclosure in its next Definitive Proxy Statement on Schedule 14A to clarify the relationship between the Company’s and Dr. Plachetka’s goals and will include as much detail as possible with respect to development-related goals without disclosing information which would put the Company at a competitive disadvantage.

The Company does not weight its corporate goals, and therefore, Dr. Plachetka’s goals are not weighted. Additionally, the Company does not set threshold, target, and maximum levels of achievement of each goal. For 2009, the Compensation Committee determined that the Company, and Dr. Plachetka, had achieved all of the specified goals. In addition to Dr. Plachetka’s role in the achievement of the corporate goals, the Compensation Committee also considered his leadership and his success in hiring a new chief commercial officer and in motivating and retaining key personnel in awarding his annual cash incentive. As described in the Company’s Definitive Proxy Statement on Schedule 14A, based on the achievement of these goals, Dr. Plachetka was awarded 100% of his targeted cash bonus opportunity of 65% of base salary. The Company proposes to expand its disclosure in its next Definitive Proxy Statement on Schedule 14A to clarify that the Company’s goals and Dr. Plachetka’s goals are not weighted.

Mr. Hodges

The Company proposes to expand its disclosure in its next Definitive Proxy Statement on Schedule 14A to provide as much detail as possible with respect to Mr. Hodges’ personal goals and objectives without disclosing information which would put the Company at a competitive disadvantage. To the extent Mr. Hodges’ 2010 goals are not commercially sensitive and can be disclosed without causing a competitive disadvantage, the Company will include disclosure similar to the disclosure below:

The Compensation Committee determined that in 2009 Mr. Hodges achieved all of his individual goals and, as a result, was awarded a cash bonus at 100% of his cash target bonus opportunity of 40% of base salary. One of Mr. Hodges’ primary goals, with a weighting of 30%, was to ensure attainment of the corporate goal to end the fiscal year with more than $45 million of cash and investments. As of December 31, 2009, the Company had cash and investments of $46.7 million, which met the requirements of this goal. A second goal for Mr. Hodges, also with a 30% weighting, was to execute an agreed upon investor relations/public relations plan, which goal was achieved, inter alia, by analyst meetings with Mr. Hodges and analysts who follow the Company or who would potentially follow the Company, the Company’s December 8, 2009 “Investor Day” meeting, which introduced the Company’s new commercialization strategy, and the increase in the Company’s investor relations program in 2009. A third goal for Mr. Hodges, with a 20% weighting, was to complete the first phase of the Company’s new commercialization strategy and establish next steps to continue execution thereof. Mr. Hodges achieved this goal through his financial analysis for the new commercialization strategy and his coordination of Company employees and consultants to execute the strategy going forward. Mr. Hodges also participated in the preparation of the Company’s 5-year plan to be used to assess the Company’s future financial needs. When Ms. Cermak was hired as the Company’s Chief Commercial Officer in September 2009, she became responsible for completing the outstanding tasks for this goal. Mr. Hodges had two additional goals, each with a 10% weighting. One such goal was to plan for the Company’s future space requirements, which he accomplished by renewing the Company’s current lease on favorable financial terms, and the other goal for Mr. Hodges was to prepare tax documentation to support R&D tax credits and the deduction of stock option related expenses which will be necessary when the Company achieves profitability. Mr. Hodges achieved this goal by determining and collecting the relevant data and arranged for ongoing tracking.

Ms. Thomas

The Company proposes to expand its disclosure in its next Definitive Proxy Statement on Schedule 14A to provide as much detail as possible with respect to Ms. Thomas’ personal goals and objectives without disclosing information which would put the Company at a competitive disadvantage. To the extent Ms. Thomas’ 2010 goals are not commercially sensitive and can be disclosed without causing a competitive disadvantage, the Company will include disclosure similar to the disclosure below:

The Compensation Committee determined that in 2009 Ms. Thomas achieved all of her individual goals and was awarded a cash bonus at 100% of her cash target bonus opportunity of 40% of base salary. Ms. Thomas’s primary goal, with a weighting of 25%, was to provide legal support for the Company’s PA32540 registration trials, which goal was achieved through the negotiation and execution of all applicable clinical study and vendor agreements relating to the trials. Two additional goals for Ms. Thomas, each with a 15% weighting, were to provide legal support for the Company’s outlicensing efforts outside of the United States and to supervise and work with Company outside counsel in connection the Company’s Paragraph IV litigations against generic companies seeking to market a generic form of Treximet, the Company’s first approved product. Ms. Thomas was deemed to have achieved each of these goals. Another goal for Ms. Thomas, weighted at 20%, involved exploring a possible filing with the FDA with respect to one of the Company’s product candidates. Ms. Thomas achieved this goal, but the Company made a decision not to pursue this filing. The remaining goals for Ms. Thomas included certain Company organizational undertakings, weighted at 15%, and expansion of legal expertise, weighted at 10%, each of which were achieved by Ms. Thomas.

Dr. Orlemans

The Company proposes to expand its disclosure in its next Definitive Proxy Statement on Schedule 14A to provide as much detail as possible with respect to Dr. Orlemans’ personal goals and objectives without disclosing information which would put the Company at a competitive disadvantage. With respect to Dr. Orlemans’ 2010 goals and objectives, the Company will include disclosure similar to the disclosure below:

The Compensation Committee determined that in 2009 Dr. Orlemans achieved all of his individual goals and was awarded a cash bonus at 100% of his cash target bonus opportunity of 40% of base salary. All of Dr. Orlemans’ individual goals were related to the submission by the Company of the NDA for VIMOVO and other product development goals. The Company does not believe the inclusion of additional details with respect to Dr. Orlemans’ development-related goals would significantly contribute to an investor’s ability to understand the Compensation Committee’s decisions with respect to his compensation, especially when measured against the competitive harm to the Company.

Ms. Cermak

The Company proposes to expand its disclosure in its next Definitive Proxy Statement on Schedule 14A to provide as much detail as possible with respect to Ms. Cermak’s personal goals and objectives without disclosing information which would put the Company at a competitive disadvantage. With respect to Ms. Cermak’s 2010 goals and objectives, the Company will include disclosure similar to the disclosure below:

Because Ms. Cermak’s employment with the Company began in late 2009 (September 14, 2009), her goals and objectives were adjusted to account for the amount of time left in the year to accomplish them. The Compensation Committee determined that Ms. Cermak achieved 100% of her cash target bonus opportunity of 40% of base salary, prorated for the amount of time she was employed by the Company during 2009. Ms. Cermak achieved her primary goal of completing the first step in the Company’s commercialization plan through her evaluation of the market potential of the Company’s PA products and by completing certain market research, and planning for the execution of subsequent phases of the commercialization plan. The Company proposes to expand its disclosure in its next Definitive Proxy Statement on Schedule

14A to provide as much detail as possible with respect to Ms. Cermak’s personal goals and objectives without disclosing information which would put the Company at a competitive disadvantage.

Equity and other long-term incentive compensation, page 24

4.	Please expand your discussion here to include the, “contributions” of Mr. Hodges, Ms. Thomas and Dr. Orlemans that led to the equity awards they received in 2009.

Response: The Company acknowledges the Staff’s comment and references the Company’s response to comments 3(a), (b), (c) and (d) above. With respect to equity awards, the Compensation Committee grants equity awards to the Company’s executive officers based upon achievement of the same individual goals and objectives as are used to establish annual cash bonus awards. The Company proposes to expand its disclosure in its next Definitive Proxy Statement on Schedule 14A to include a statement clarifying that achievement of individual goals and objectives are the basis for the equity awards to executive officers, as well as annual cash incentives.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (919) 913-1033.

Sincerely,

/s/ Gilda Thomas
Gilda Thomas
Senior Vice President & General Counsel

Cc:	Andrew P. Gilbert, Esq.

DLA Piper LLP (US)

300 Campus Drive, Suite100

Florham Park, New Jersey 07932